Exhibit 1K-6M

October 29, 2020

Center for Cultural Innovation - AmbitioUS

Capital Support Agreement

This Grant from CCI is for the purposes described below and is subject to your acceptance of these conditions. This Agreement will become effective once the Agreement is signed by you and is received by CCI.

Grantor: The Center for Cultural Innovation, a California nonprofit, with a principal place of business at 244 S. San Pedro Street, Suite 401, Los Angeles, CA 90012 (“CCI,” “us”/“our”)

Grantee: East Bay Permanent Real Estate Cooperative (EB PREC), a California Cooperative Corporation, with a principal place of business at 1428 Franklin St., Oakland, CA 94612 (“Grantee” “you”/“your”)

Support Amount: $100,000 (“Grant Funds”)

Support Type: One-year general operating support, expenditure responsibility grant, on the terms and conditions set out below (“Agreement”)

Conditions: General operating support. Grantee must keep Grant Funds in a separate and independent bank account, or be able to account for every expenditure of Grant Funds to demonstrate its charitable use.

Project Period: November 9, 2020 – November 9, 2021 (“Term”)

Project Description: To support EB PREC with its cooperative structure that benefits African American communities in Oakland, CA and retains their shared cultural identity (“Project”)

244 S. San Pedro Street, #401 Los Angeles, CA 90012	ambitio-US.org	An initiative of the Center for Cultural Innovation

Terms and Conditions

CCI and Grantee agree to the following terms and conditions of the Grant:

1.	Use of Grant Funds. Grantee will use the Grant solely for the purposes described in the Project. If any part of the Grant Funds is not used for the Project, Grantee will repay that amount to CCI. Grantee must seek and obtain CCI’s approval, in writing, before Grantee may spend any part of the Grant for any other purpose or if there are substantial changes to the Project. You must return Grant Funds not used during the Term to CCI, unless an extension is approved at Grantee’s request and in the CCI’s discretion. You must repay any portion of the Grant Funds expended for any purpose unrelated to the Project. Grantee specifically agrees not to use the Grant Funds, or any portion thereof:
1.1.	in any attempt to influence legislation, commonly known as lobbying, within the meaning of Internal Revenue Code (“IRC”) Section 501(c)(3) and Section 4945(e) and the accompanying Treasury Regulations;
1.2.	to participate or intervene in any political campaign on behalf of or in opposition to any candidate for public office, to carry on propaganda or otherwise attempt to influence the outcome of any election for public office or to carry on, directly or indirectly, any voter registration drives to induce or encourage violations of law or public policy, to cause any private inurement or improper private benefit to occur, nor to take any other action inconsistent with IRC Section 501(c)(3); or
1.3.	in a manner inconsistent with CCI’s charitable purpose under IRC Section 501(c)(3).

2.	Payment Terms. The payment of the Grant Funds will be made by ACH through Tipalti, a trusted third-party accounting software platform. Once this Agreement is signed and returned to CCI, you will receive an invitation from Tipalti to complete your payment information and submit your W- 9 information. We ask that you read it carefully and return one signed copy of the agreement via SignRequest by November 9, 2020. Payment will be disbursed within 10 (ten) business days of receiving a signed Agreement, completed payment information, and W-9 information.

3.	Report. Grantee will submit a final written report upon completion of the Project, no later than December 8, 2021. The report must contain a narrative summary and financial accounting of the principal activities and accomplishments during the Grant period.
3.1.	The narrative should include:
3.1.1.	What was accomplished, how did you use the Grant Funds, what changed from the original proposed plan, and what was learned. Please share how this helped you toward achieving larger aims, and any ah-ha moments. Also, include where your recent accomplishments now leave you: What opportunities or challenges lie ahead?
3.2.	The financial accounting must indicate:
3.2.1.	The overall income and expenses.
3.2.2.	Any notes to explain unanticipated changes.

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3.2.3.	Because CCI’s support requires CCI to exercise Expenditure Responsibility, also include bank statements, OR a full and complete list of date-ordered expenses covering this period, including explanations of each item that demonstrates charitable or project-related use (e.g., 1/30/20, $50.00, meeting hospitality; 11/5/20, $5,000, research consultant deposit).
3.3.	In addition, please include any press, images, videos, or ephemera related to the Project.

CCI may, at its discretion and as it may deem necessary, request additional information, reports, and documents.

4.	AmbitioUS Convening. A representative of the Grantee may be required to attend the annual AmbitioUS gathering in the summer or fall of 2021. CCI will cover the cost of travel and registration, if any. CCI will share more details as they become available.

5.	Publicity.
5.1.	We are excited to continue to share information about your project/enterprise publicly through our communication platforms including e-newsletters, social media, and our website. We already have an image from your last grant and will continue to use this image unless you’d like for us to update it. To find your current image, please head to our website, www.ambitio-us.org, and find your organization under “Investments” under the drop-down “Menu” tab. If you’d like to update this image, please send us the below via email to our program assistant, Lilia Jiménez, lilia@cciarts.org: An updated high-resolution digital (JPG or PNG, landscape format) photograph that is a representative image of your enterprise or project. Please include the following caption information (if applicable): Names of all individuals who are recognizable (from left to right, top to bottom); City or Location; Title (if applicable); Year; Photographer credit.]
5.2.	Grantee grants CCI the right to use your provided image(s) and video(s) and name in all forms and media for publicity, marketing, promotional and documentation purposes, and releases CCI and CCI's assigns, licensees, and successors from any claims that may arise regarding the use of their image including any claims of defamation, invasion of privacy, or infringement of moral rights, rights of publicity or copyright. CCI retains the rights to use shared images or videos across our platforms--website, emails, newsletters, social media, etc.--for promotional and non-commercial purposes.
5.3.	For the Term, please acknowledge our support as you do any other supporters. Please use the following acknowledgement language: “Center for Cultural Innovation - AmbitioUS.” If you would like to use our logo, please contact Lilia Jiménez, lilia@cciarts.org. CCI reserves the right to review and approve the text of any proposed publicity concerning this Grant prior to its release.

6.	Notification of Changes. Grantee shall notify CCI immediately of any change in Grantee's legal or tax status, and Grantee's executive or key staff responsible for achieving the Grant purposes.

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7.	Intellectual Property. All intellectual property and other rights owned by either CCI or Grantee prior to the date of this Grant, shall be and shall remain the party’s exclusive property at all times, including, but not by way of limitation, any and all variations, adaptations, and derivations of any of the same. Any and all ideas, improvements, concepts, developments, information, software, data and/or inventions conceived or developed as a result of our support of the Project shall be the exclusive property of the Grantee.

8.	Warranties. Grantee hereby represents and warrants, as of the date of signing of this Agreement, and undertakes for the Term of the Agreement, as follows:
8.1.	No part of the Project does currently or will violate any personal or private rights, copyright or trademark rights, or any other right of any third party.
8.2.	The Grantee, and, to the Grantee’s knowledge, its affiliates, officers, directors, employees, donors, shareholders, agents, members, and all other representatives at any time during the last five years, have not (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; and will not do so for the Term of the Agreement.

8.3.	Neither the Grantee, nor any of its affiliates, officers, directors, employees, donors, shareholders, agents, members, and all other representatives, is named by any Executive Order of the United States Treasury Department as a terrorist, a “Specially Designated National and Blocked Person,” or any other banned or blocked person, entity, nation or transaction pursuant to any law, order, rule or regulation that is enforced or administered by the Office of Foreign Assets Control (collectively, an “Identified Terrorist”); and Grantee is not engaging in this transaction on the behalf of, either directly or indirectly, any Identified Terrorist.

Grantee agrees to notify CCI immediately if any known or suspected violation of these warranties during the Term of the Agreement.

9.	Indemnity. Grantee agrees, to the fullest extent permitted by law, to defend, indemnify, and hold harmless CCI, its officers, directors, trustees, employees, CCIs’ agents, and program partners, from and against any and all claims, liabilities, losses, and expenses (including reasonable attorneys’ fees and costs) directly, indirectly, wholly, or partially arising from or in connection with any act or omission of Grantee, its officers, directors, employees, donors, agents, or any related parties in applying for or accepting the Grant Funds, in expending or applying the Grant Funds, or in carrying out the program or Project to be funded or financed by the Grant Funds.

10.	Limitation of Liability. In no event shall CCI, its directors, officers, trustees, employees, donors and funders, agents, or any other representatives be liable to Grantee for any revenue or any consequential, indirect, exemplary, special, or punitive damages, regardless of the cause of action, however arising, and even if Grantee was made aware of the likelihood of such damages arising.

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11.	CCI’s Rights. CCI reserves the right to withhold, modify, withdraw, terminate, suspend or to require a total or partial refund of any Grant Funds, even if already expended, if, in CCI’s sole discretion, such action is necessary:
11.1.	because Grantee failed to comply with any of the terms or conditions of this Agreement;
11.2.	to protect the purpose and objective of the Grant and the Project;
11.3.	to protect CCI's legal or tax status under IRC Section 501(c)(3);
11.4.	to comply with any requirements of the law; or
11.5.	because CCI is not reasonably satisfied with the Project’s progress.

12.	Termination.
12.1.	This Agreement shall terminate at the end of the Term, when all the Grant Funds have been expended and final reporting submitting in accordance with this Agreement, or when the Project objectives and deliverables have been accomplished, whichever is earliest in time.
12.2.	This Agreement may be terminated by either party with cause immediately upon providing written notice of such termination and description of the cause to the other party.
12.3.	This Agreement may be terminated by either party without cause and in such party’s discretion upon thirty (30) days’ written notice to the other party.
12.4.	Upon termination of this Agreement, CCI may dispose of the balance of the Grant Funds, if any, in any manner consistent with applicable tax and charitable trust laws.

13.	Disputes.
13.1.	In the event of any dispute between CCI and the Grantee arising out of or related to the Agreement, or the alleged breach thereof, CCI and the Grantee agree that, prior to commencing any proceeding, they will first engage the services of a professional mediator agreed upon by them and attempt in good faith to resolve the dispute through confidential mediation.
13.2.	The prevailing party shall, in addition to any other relief, be entitled to recover its reasonable attorneys’ fees and costs of sustaining its position.
13.3.	Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceedings arising out of or related to this Agreement or the transactions contemplated herein.

14.	Relationship. Nothing in this Agreement shall constitute the naming of Grantee as an agent or legal representative of CCI for any purpose whatsoever except as specifically and to the extent set forth herein. This Agreement shall not be deemed to create any relationship of agency, partnership, or joint venture between the parties hereto, and Grantee shall make no such representation to anyone.

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15.	Miscellaneous.
15.1.	Each provision of the Agreement shall be separately enforceable, and the invalidity of one provision shall not affect the validity or enforceability of any other provision.
15.2.	This Agreement shall be governed by and construed in accordance with the laws of the State of California, and the parties hereto consent to the exclusive jurisdiction of and venue in the courts of general jurisdiction of the State of California located in the City and County of Los Angeles, California.
15.3.	Grantee may not assign this Agreement without the prior express written consent of CCI.
15.4.	This Agreement shall be enforceable by, inure to the benefit of and be binding upon the parties’ respective successors in interest, if any, and any permitted assigns.
15.5.	This Agreement supersedes any prior oral or written understandings or communications between CCI and Grantee. It constitutes the entire agreement between the two parties regarding this Grant. This Agreement may not be amended or modified, except in writing signed by both the CCI and Grantee.
15.6.	This Agreement may be executed electronically and in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

The above terms and conditions are hereby accepted and agreed to as of the date specified below.

On behalf of the Center for Cultural	On behalf of Grantee:
Innovation:	First & Last Name (print):

Noni Session
/s/ Angie Kim
Signature:
Angie Kim President and CEO Center for Cultural
Innovation	Title:
October 29, 2020
Executive Director

Organization Name (print):

East Bay Permanent Real Estate Cooperative

Date:
Oct 29, 2020

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